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                                           															Exhibit 12

                          North Shore Gas Company and Subsidiary Companies

              Statement Re:  Computation of Ratio of Earnings to Fixed Charges
                                    (Dollars in Thousands)




                                               Fiscal years ended September 30,
                                                    1997        1996        1995        1994        1993
Net Income Before Preferred
  Stock Dividends                                $ 14,814    $ 16,347    $  9,048    $ 10,378    $  8,973

Add - Income Taxes                                  9,229      10,154       4,859       5,087       4,788
      Fixed Charges (see below)                     5,068       5,741       7,196       6,648       7,198

Earnings                                         $ 29,111    $ 32,242    $ 21,103    $ 22,113    $ 20,959

Fixed Charges:
  Interest on Long-Term Debt                     $  4,627    $  4,937    $  5,905    $  6,326    $  6,718
  Other Interest                                      441         804       1,291         322         480

     Total Fixed Charges                         $  5,068    $  5,741    $  7,196    $  6,648    $  7,198

Ratio of Earnings to Fixed Charges                   5.74        5.62        2.93        3.33        2.91
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